United States Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________ to ________________________.

For the fiscal year ended December 31, 2005 and 2004

Commission File Number 333-91478

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Kansas City Southern Railway Company Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	8

Signatures:	9

Exhibit

Exhibit 23—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Participants and Plan Administrator of
The Kansas City Southern Railway Company Union 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern Railway Company Union 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Kansas City, Missouri
June 28, 2006

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Cash and temporary investments	$3,740	3,156

Investments, at fair value:
Common stock of Kansas City Southern	27,777	6,613
Common collective trust	72,337	57,651
Mutual funds	639,345	575,366

Total investments	739,459	639,630

Total assets	743,199	642,786

Liabilities:
Investment trades payable	3,562	3,088

Net assets available for benefits	$739,637	639,698

See accompanying notes to financial statements.

2

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:

Investment income:
Interest and dividends	$32,169	11,638
Net appreciation in fair value of investments	9,449	48,048

Total investment income	41,618	59,686

Participant contributions	108,453	68,739

Total additions	150,071	128,425

Deductions:

Benefits paid	(50,132)	(18,165)

Increase in net assets available for benefits	99,939	110,260

Net assets available for benefits:
Beginning of year	639,698	529,438

End of year	$739,637	639,698

See accompanying notes to financial statements.

3

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the Kansas City Southern Railway Company Union 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan adopted on January 1, 1997. The Plan covers all full-time employees of The Kansas City Southern Railway Company (the Company) who are members of one of the following collective bargaining units: Brotherhood of Railway Carmen—Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, and The National Conference of Firemen & Oilers. Plan entry dates are the first day of each calendar quarter. A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Kansas City Southern Railway Company (the “Company”). The Plan’s trustee Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company does not match participant contributions. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan. Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions plus actual Plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the

4	(Continued)

THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
participant, but no later than March 1 following the calendar year in which the participant attains the age of 70 1/2.

On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices. The assets held in a common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(d)	Net Appreciation (Deprecation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

5	(Continued)

Schedule 1
THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005 and 2004
(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2005	2004
Invesco Stable Value, 72,337 and 57,651 units, respectively	$72,337	57,651
Allianz Funds OCC Renaissance Admin, 2,449 and 0 units, respectively	53,115	—
Franklin Balance Sheet Investment Fund—Class A, 1,237 and 1,053 units, respectively	76,331	61,329
Growth Fund of America, 1,708 and 1,397 units, respectively	52,709	38,239
Janus Fund, 4,894 and 5,014 units, respectively	124,936	123,867
MFS Value Fund, 1,851 and 1,813 units, respectively	42,840	41,961
PIMCO Renaissance, 0 and 1,961 units, respectively	—	52,656
PIMCO Total Return Administrative Shares, 8,063 and 6,216 units, respectively	84,666	66,324
Scudder Equity 500 Index, 201 and 215 units respectively	—	29,132
Washington Mutual Investors, 1,614 and 1,984 units, respectively	49,791	61,058
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,449 and $48,048, respectively, as follows:

	2005	2004
Kansas City Southern common stock	$3,029	1,111
Mutual funds	6,420	46,937

	$9,449	48,048

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 9, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 1, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 1, 2002. However, the plan administrator

6	(Continued)

Schedule 1
THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005 and 2004
believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2005 and 2004.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

7	(Continued)

Schedule
THE KANSAS CITY SOUTHERN RAILWAY
COMPANY UNION 401(k) PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity	Description	Fair value
Common stock:
*Kansas City Southern common stock	1,137 shares, with a fair value of $24.43 per share	$27,777

Common collective trust:
Invesco Stable Value	72,336.5 shares, with a fair value of $1.00 per share	72,337

Mutual funds:
AIM Small Cap Growth Fund	1,163.429 shares, with a fair value of $27.51 per share	32,006
Allianz Fund OCC Renaissance Admin	2,448.807 shares, with a fair value of $21.69 per share	53,115
American Balanced	769.414 shares, with a fair value of $17.82 per share	13,711
American Century Real Estate/Advisor	572.81 shares, with a fair value of $25.49 per share	14,601
EuroPacific Growth	755.561 shares, with a fair value of $41.10 per share	31,054
Franklin Balance Sheet Investment Fund— Class A	1,236.538 shares, with a fair value of Class A $61.73 per share	76,331
Growth Fund of America	1,708.018 shares, with a fair value of $30.86 per share	52,709
ING International Value Fund	1,719.311 shares, with a fair value of$17.88 per share	30,741
Janus Fund	4,893.697 shares, with a fair value of $25.53 per share	124,936
Janus Twenty Fund	97.297 shares, with a fair value of $48.92 per share	4,760
MFS Value Fund	1,850.543 shares, with a fair value of $23.15 per share	42,840
PIMCO Total Return Administrative Shares	8,063.461 shares, with a fair value of $10.50 per share	84,666
Scudder Equity 500 Index	200.815 shares, with a fair value of $139.85 per share	28,084
Washington Mutual Investors	1,614.494 shares, with a fair value of $30.84 per share	49,791

Total investments		$739,459

*Party-in-interest.
See accompanying report of independent registered public accounting firm.

8

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Kansas City Southern Railway Company Union 401(k) Plan

June 27, 2006	By: /s/ Eric B. Freestone
Name: Eric B. Freestone
Title: Vice President Human Resources

9